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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 1

                                       TO

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                               LOT$OFF CORPORATION
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                                (Name of Issuer)


                          Common Stock, Par Value $.01
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                         (Title of Class of Securities)


                                    545674103
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                                 (CUSIP NUMBER)


             Patrick Daugherty, Esq.; NationsBank Corporate Center,
            Charlotte, North Carolina 28202; Telephone (704) 417-3101
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                November 21, 1997
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].




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                                  SCHEDULE 13D

                             (Cover Page -- Part II)

CUSIP NO. 545674103

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1)       Name of Reporting Person/S.S. or I.R.S. Identification No. of Above Person

         Millbrook Partners L.P.
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2)       Check the Appropriate Box if a Member of a Group
         (a)
         (b)
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3)       SEC Use Only

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4)       Source of Funds:  Not applicable

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5)       Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
                                                                                                            [  ]
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6)       Citizenship or Place of Organization:  Delaware

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Number of Shares                                              7)       Sole Voting Power: 204,308
Beneficially Owned
By Each Reporting                                             ----------------------------------
Person With                                                   8)       Shared Voting Power:

                                                              ----------------------------------
                                                              9)       Sole Dispositive Power:  204,308

                                                              ----------------------------------
                                                              10)      Shared Dispositive Power:

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11)      Aggregate Amount Beneficially Owned by Each Reporting Person: 204,308

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12)      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                                                            [  ]
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13)      Percent of Class Represented by Amount in Row (11): 17.98%

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14)      Type of Reporting Person: PN

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

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         ITEM 1.    SECURITY AND ISSUER.

         This Amendment No. 1 to Schedule 13D dated December 1, 1997 (the "Amendment") filed by the Partnership amends and supplements the information set forth in the Schedule 13D filed by the Partnership on November 7, 1997 (the "Schedule 13D"). This Amendment relates to the Common Stock of LOT$OFF Corporation, a Delaware corporation (the "Company"), and is filed pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended. Capitalized terms used herein without definition shall have the meanings assigned to such terms in the
         Schedule 13D.

         The address of the principal executive offices of the Company is 8750 Tesoro Drive, San Antonio, Texas 78217.

         ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The Partnership acquired its shares of Common Stock upon conversion of 102,154 shares of series A preferred stock, par value $.01 per share ("Preferred Stock"), of the Company.

         ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the date of this Amendment, the Partnership beneficially owned 204,308 shares of Common Stock, constituting 17.98% of the outstanding Common Stock.

                  As of the date of this Amendment, Mathes beneficially owned, as the sole general partner of the Partnership, 204,308 shares of Common Stock, constituting 17.98% of the outstanding Common Stock.

         (b) Mathes has the sole power to vote and the sole power to dispose of the 204,308 shares of the Common Stock that he beneficially owns.

         (c) Except as disclosed on Schedule A to this Amendment (incorporated herein by this reference thereto), there have been no transactions in shares of the Common Stock effected by or for the account of the Partnership during the past 60 days.

         (d)      Not applicable.

         (e)      Not applicable.


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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 1, 1997

                                         MILLBROOK PARTNERS L.P.


                                         By:  /s/ Mark M. Mathes
                                              -------------------------------
                                              Mark M. Mathes
                                              General Partner


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                                   SCHEDULE A


         The Partnership acquired its shares of Common Stock in open market transactions as follows:



         DATE                TRANSACTION                         PRICE PER SHARE
         ----                -----------                         ---------------

         11/21/97    Converted 51,624 shares of Preferred Stock   Not applicable

         11/21/97    Sold 95,900 shares of Common Stock           $ 7.7565

         11/21/97    Sold 79,000 shares of Common Stock           $ 7.6582

         11/26/97    Converted 88,500 shares of Preferred Stock   Not applicable


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